UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 8)*

Garrett Motion Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

366505105
(CUSIP Number)

Daniel Altabef Whitebox Advisors LLC 3033 Excelsior Boulevard Suite 500 Minneapolis, MN 55416 (612) 253-6001
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 30, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 366505105	SCHEDULE 13D	Page 2 of 11

1.	NAME OF REPORTING PERSON Whitebox Advisors LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

CUSIP No. 366505105	SCHEDULE 13D	Page 3 of 11

1.	NAME OF REPORTING PERSON Whitebox General Partner LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 366505105	SCHEDULE 13D	Page 4 of 11

1.	NAME OF REPORTING PERSON Whitebox Multi-Strategy Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 366505105	SCHEDULE 13D	Page 5 of 11

Item 1. Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the Common Stock, $0.001 par value per share (the “Common Stock”) of Garrett Motion Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is La Pièce 16, Rolle, Switzerland, 1180.

Item 2. Identity and Background

(a), (f) This Schedule 13D is being filed jointly by (i) Whitebox Advisors LLC, a Delaware limited liability company (“WA”), (ii) Whitebox General Partner LLC, a Delaware limited liability company (“WB GP”), (iii) Whitebox Multi-Strategy Partners, LP, a Cayman Islands exempted limited partnership ("WMP"), and (iv) the Executive Officers and Board of Managers of WA and the members of the Board of WB GP, the names and citizenship of which are set forth in Exhibit 2 and Exhibit 3, respectively (each, a “Reporting Person” and collectively, the “Reporting Persons”).

(b) The principal business address for each of WA and WB GP is 3033 Excelsior Boulevard, Suite 500, Minneapolis, Minnesota 55416.

The principal business address for WMP is c/o Mourant Ozannes Corporate Services (Cayman) Limited, 94 Solaris Avenue, Camana Bay, Grand Cayman KY1-1108 Cayman Islands.

The principal business addresses of the Executive Officers and Board of Managers of WA and the members of the Board of WB GP, are set forth in Exhibit 2 and Exhibit 3, respectively.

(c) WA manages and advises private investment funds, including WMP.

WB GP serves as general partner of private investment funds, including WMP.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The source of funding for the purchase of the Common Stock held by the Reporting Person was the general working capital of WMP.

CUSIP No. 366505105	SCHEDULE 13D	Page 6 of 11

 Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

On April 30, 2021, the Issuer’s plan of reorganization became effective which automatically terminated both the Second Amended and Restated Plan Support Agreement dated as of March 9, 2021 (including all exhibits and schedules attached thereto, the “Second Amended Plan Support Agreement”) and the ‘group’ status of the Additional Investors, the Plan Sponsors, Honeywell (each as defined therein) and the Initial Consenting Noteholders (as defined in the Second Amended Plan Support Agreement) (to the extent they owned Common Stock) for purposes of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1) under the Exchange Act.

Upon the effective date of the plan of reorganization, all then outstanding shares of Common Stock of the Issuer were cancelled. As a result, each of the Reporting Persons ceased to be the beneficial owner of any Common Stock.

Item 5. Interest in Securities of the Issuer

(a, b) The responses of each Reporting Person to Items 7 through 11 of the cover pages of this Schedule 13D relating to beneficial ownership of the shares of Common Stock are incorporated herein by reference.

The aggregate beneficial ownership percentage of the Issuer’s outstanding Common Stock reported by each Reporting Person is based upon a total of 75,813,634 shares of Common Stock outstanding as of February 4, 2021, as reported by the Issuer in its Form 10-K filed on February 16, 2021.

As of the date hereof, WA may be deemed to be the beneficial owner of 0 shares of Common Stock, constituting 0% of the Issuer’s shares of Common Stock.

WA has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 0 shares; has the sole power to dispose or direct the disposition of 0 shares; and has the shared power to dispose or direct the disposition of 0 shares.

As of the date hereof, WB GP may be deemed to be the beneficial owner of 0 shares of Common Stock, constituting 0% of the Issuer’s shares of Common Stock.

WB GP has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 0 shares; has the sole power to dispose or direct the disposition of 0 shares; and has the shared power to dispose or direct the disposition of 0 shares.

As of the date hereof, WMP may be deemed to be the beneficial owner of 0 shares of Common Stock, constituting 0% of the Issuer’s shares of Common Stock.

WMP has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 0 shares; has the sole power to dispose or direct the disposition of 0 shares; and has the shared power to dispose or direct the disposition of 0shares.

(c) No transactions in the shares of Common Stock by the Reporting Persons have been effected since the last Schedule 13D filed by the Reporting Persons.

(d) The shares of Common Stock are directly owned by WMP and may be deemed to be beneficially owned by WA by virtue of its role as the investment manager of WMP and WB GP by virtue of its role as the general partner of WMP.

(e) Not applicable.

CUSIP No. 366505105	SCHEDULE 13D	Page 7 of 11

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information contained in Item 4 of this Schedule 13D is incorporated herein by reference.

Joint Filing Agreement

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement on May 6, 2021 with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto (the “Joint Filing Agreement”). The Joint Filing Agreement is attached hereto as Exhibit 1 and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit 1:	Joint Filing Agreement, dated May 6, 2021, between Whitebox Advisors LLC and Whitebox General Partner LLC.
Exhibit 2:	Executive Officers and Board of Managers of Whitebox Advisors LLC
Exhibit 3:	Board Members of Whitebox General Partner LLC

CUSIP No. 366505105	SCHEDULE 13D	Page 8 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 6, 2021

Whitebox Advisors LLC
By:	/s/ Daniel Altabef
Daniel Altabef Whitebox Advisors LLC General Counsel—Regulatory Affairs & Compliance

Whitebox General Partner LLC
By:	/s/ Daniel Altabef
Daniel Altabef Whitebox Advisors LLC General Counsel—Regulatory Affairs & Compliance

Whitebox Multi-Strategy Partners, L.P.
By:	Whitebox General Partner LLC

By:	/s/ Daniel Altabef
Daniel Altabef Whitebox Advisors LLC General Counsel—Regulatory Affairs & Compliance

CUSIP No. 366505105	SCHEDULE 13D	Page 9 of 11

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D and any amendments thereto relating to shares of Common Stock, $0.001 par value per share (the “Common Stock”), of Garrett Motion Inc., a company incorporated under the laws of Delaware. This Joint Filing Agreement shall be included as an Exhibit to such joint filing, and may be executed in any number of counterparts all of which together shall constitute one and the same instrument.

In evidence thereof, each of the undersigned, being duly authorized, hereby execute this Joint Filing Agreement.

Date: May 6, 2021

Whitebox Advisors LLC
By:	/s/ Daniel Altabef
Daniel Altabef Whitebox Advisors LLC General Counsel—Regulatory Affairs & Compliance

Whitebox General Partner LLC
By:	/s/ Daniel Altabef
Daniel Altabef Whitebox Advisors LLC General Counsel—Regulatory Affairs & Compliance

Whitebox Multi-Strategy Partners, L.P.
By:	Whitebox General Partner LLC

By:	/s/ Daniel Altabef
Daniel Altabef Whitebox Advisors LLC General Counsel—Regulatory Affairs & Compliance

CUSIP No. 366505105	SCHEDULE 13D	Page 10 of 11

Exhibit 2

EXECUTIVE OFFICERS AND BOARD OF MANAGERS OF WHITEBOX ADVISORS LLC

The name, business address, present principal employment and citizenship of each executive officer of Whitebox Advisors, LLC is set forth below.

Name	Business Address	Present Principal Employment	Citizenship

Robert Vogel	3033 Excelsior Boulevard Suite 500 Minneapolis, MN 55416	Partner, Co-Chair of the Investment Committee and Board member Whitebox Advisors LLC	USA
Lisa Conrad	280 Park Ave Suite 43W New York, NY 10017	Chief Compliance Officer Whitebox Advisors LLC	USA
Brian Lofton	3033 Excelsior Boulevard Suite 500 Minneapolis, MN 55416	Chief Risk Officer Whitebox Advisors LLC	USA
Paul Twitchell	3033 Excelsior Boulevard Suite 500 Minneapolis, MN 55416	Partner, Co-Chair of the Investment Committee and Board member Whitebox Advisors LLC	USA
Robert Riepe	3033 Excelsior Boulevard Suite 500 Minneapolis, MN 55416	Chief Financial Officer Whitebox Advisors LLC	USA
Jake Mercer	3033 Excelsior Boulevard, Suite 500 Minneapolis, MN 55416	Partner, Head of Special Situations and Restructuring and Board member Whitebox Advisors LLC	USA
Paul Roos	3033 Excelsior Boulevard, Suite 500 Minneapolis, MN 55416	Partner, Head of Structured Credit and Board member Whitebox Advisors LLC	USA
Muqu Karim	280 Park Ave Suite 43W New York, NY 10017	Chief Operating Officer Whitebox Advisors LLC	USA

CUSIP No. 366505105	SCHEDULE 13D	Page 11 of 11

Exhibit 3

BOARD MEMBERS OF WHITEBOX GENERAL PARTNER LLC

The name, business address, present principal employment and citizenship of each executive officer of Whitebox Advisors LLC is set forth below.

Name	Business Address	Present Principal Employment	Citizenship

Robert Vogel	3033 Excelsior Boulevard Suite 500 Minneapolis, MN 55416	Partner, Co-Chair of the Investment Committee Whitebox Advisors LLC	USA
Paul Twitchell	3033 Excelsior Boulevard Suite 500 Minneapolis, MN 55416	Partner, Co-Chair of the Investment Committee Whitebox Advisors LLC	USA
Jake Mercer	3033 Excelsior Boulevard, Suite 500 Minneapolis, MN 55416	Partner, Head of Special Situations and Restructuring Whitebox Advisors LLC	USA
Paul Roos	3033 Excelsior Boulevard, Suite 500 Minneapolis, MN 55416	Partner, Head of Structured Credit Whitebox Advisors LLC	USA